

SE 16014867

Washington, D.C. 20549

SEC
Mail Processing
Section
MAR 0 1 2016
Washington DC
404

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-51365

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01.01.2015 (MM/DD/YY) AND ENDING 12.31.2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: bd | APCO (WIDERIVER CAPITAL LLC)

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

724 E. 1220 N.,
(No. and Street)

OREM (City) UT (State) 84097 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

STEVE BATES 801.232.2229 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

STAYNER BATES & JENSEN PC
(Name – *if individual, state last, first, middle name*)

510 S. 200 W. (Address) SLC (City) UT (State) 84101 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, STEVEN A. BATES, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of WINDRIVER CAPITAL LLC (dba db|CORTINA), as of 12.31.2015, 20____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

MANAGING MEMBER

Title

SEE ATTACHED CERTIFICATE

Notary Public


CHAD CARRINGTON GARRETT
Commission # 2117052
Notary Public - California
Orange County
My Comm. Expires Jun 25, 2019

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☑ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA JURAT WITH AFFIANT STATEMENT **GOVERNMENT CODE § 8202**

☐ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–6 to be completed only by document signer[s], *not* Notary)

_______________________ _______________________
Signature of Document Signer No. 1 *Signature of Document Signer No. 2 (if any)*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of Orange

Subscribed and sworn to (or affirmed) before me on this 24 day of February, 20 16, by
Date *Month* *Year*

(1) Steven Anders Bates

~~(and (2)~~ ______________________________),
Name(s) of Signer(s)

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Signature [signature]
Signature of Notary Public


CHAD CARRINGTON GARRETT
Commission # 2117052
Notary Public - California
Orange County
My Comm. Expires Jun 25, 2019

Seal
Place Notary Seal Above

OPTIONAL

Though this section is optional, completing this information can deter alteration of the document or fraudulent reattachment of this form to an unintended document.

Description of Attached Document

Title or Type of Document: Annual Audited Report X-17A-5 Document Date: 2/24/16

Number of Pages: 1 Signer(s) Other Than Named Above: ——

WindRiver Capital LLC

724 E. 1220 N.
Orem, UT 84097
801-232-2229

Steven A. Bates
Managing Member
sbates@wrcapital.com

January 19, 2016

Stayner Bates & Jensen P.C.
Attn: Neal Hansen, CPA
510 South 200 West Suite 200
Salt Lake City, Utah 84101

Re: SEC Rule 17a-5(d) (4) Exemption Report

Dear Mr. Hansen:

Pursuant to the referenced rule, the following information is provided.

Under its membership agreement with FINRA, WindRiver Capital LLC (dba bd|APCO and/or bd|CORTINA, Together with WindRiver Capital LLC the "Company") operates pursuant to the K(2)(i) of SEC Rule 15c3-3. The Company conducts business on a fully disclosed basis and does not execute or clear securities transactions for customers.

The Company met the Section 204, 15c3-3 (k) (2) (i) exemption for the period January 1, 2015 to December 31, 2015.

Sincerely,



Steve Bates
Managing Member



Stayner Bates & Jensen P.C.
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
of WindRiver Capital LLC
Provo, Utah

We have reviewed management's statements, included in the accompanying exemption report, in which (1) WindRiver Capital LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which WindRiver Capital LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) (the "exemption provisions") and (2) WindRiver Capital LLC stated that WindRiver Capital LLC met the identified exemption provisions throughout the most recent fiscal year without exception. WindRiver Capital LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about WindRiver Capital LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Stayner, Bates & Jensen, PC

Stayner, Bates & Jensen, P.C.
Salt Lake City, UT 84101
February 09, 2016

510 South 200 West Suite 200 • Salt Lake City, Utah 84101 • 801.531.9100 • Fax 801.531.9147
Mail: P.O. Box 2995 • Salt Lake City, Utah • 84110-2995

WindRiver Capital LLC

Financial Statements for the
Year Ended December 31, 2015
and Independent Auditor's Report

CRD # 46284

CONTENTS

PART I



Stayner Bates & Jensen P.C.

CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
of WindRiver Capital LLC
Provo, Utah

We have audited the accompanying statement of financial condition of WindRiver Capital LLC as of December 31, 2015, and the related statements of income (loss), changes in members' equity, and cash flows for the year then ended. These financial statements are the responsibility of WindRiver Capital LLC's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of WindRiver Capital LLC as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplementary information, including Schedule I, Computation of Net Capital Pursuant to Rule 15c3-1, Schedule II, Computation for Determination of Reserve Requirements Under Rule 15c3-3 (exemption), and Schedule III, Information Relating to Possession or Control Requirements Under Rule 15c3-3 (exemption) have been subjected to audit procedures performed in conjunction with the audit of WindRiver Capital LLC's financial statements. The supplemental information is the responsibility of WindRiver Capital LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Stayner, Bates & Jensen, PC

Stayner, Bates & Jensen, P.C.
Salt Lake City, UT 84101
February 09, 2016

WindRiver Capital LLC
Statement of Financial Condition
December 31, 2015

ASSETS

CURRENT ASSETS	
Cash and cash equivalents (Note 2)	$ 389,443
Total Current Assets	389,443
TOTAL ASSETS	$ 389,443

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES	$ -
MEMBERS' EQUITY	389,443
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 389,443

The accompanying notes are an integral part of these financial statements.

WindRiver Capital LLC
Statement of Operations and Changes in Members' Equity
For the Year Ended December 31, 2015

REVENUES	
Interest income	$ 781
TOTAL REVENUES	781
OPERATING EXPENSES	
General and administrative	7,639
TOTAL OPERATING EXPENSES	7,639
NET LOSS	$ (6,858)
MEMBERS' EQUITY, BEGINNING OF YEAR	$ 396,301
MEMBERS' EQUITY, END OF YEAR	$ 389,443

The accompanying notes are an integral part of these financial statements.

WindRiver Capital LLC
Statement of Cash Flows
For the Year Ended December 31, 2015

CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$	(6,858)
Changes in operating assets:		
Decrease in accounts payable		(2,150)
Net Cash Used by Operating Activities		(9,008)
CASH FLOWS FROM INVESTING ACTIVITIES		-
CASH FLOWS FROM FINANCING ACTIVITIES		-
NET INCREASE IN CASH AND CASH EQUIVALENTS		(9,008)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR		398,451
CASH AND CASH EQUIVALENTS, END OF YEAR	$	389,443
SUPPLEMENTAL INFORMATION		
Cash paid for interest	$	-

The accompanying notes are an integral part of these financial statements.

WindRiver Capital LLC
Notes to the Financial Statements
December 31, 2015

NOTE 1 - NATURE OF ORGANIZATION

The financial statements presented are those of WindRiver Capital LLC (the Company). The Company was originally organized as a Limited Liability Company in the State of Utah in October 1998.

The Company offers services to raise money and capital for companies, and to give advice related to mergers and acquisitions. The Company is a registered broker-dealer licensed by the United States Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority. The Company operates pursuant to SEC Rule 15c3-3(k)(2)(i) and does not hold funds or securities or owe funds or securities for, or owe money or securities to, customers.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accounting policies of WindRiver Capital, LLC conform to U.S. generally accepted accounting principles and is presented to assist in understanding the Company's reviewed financial statements. The reviewed financial statements and notes are the representations of the Company's management, which is responsible for their integrity and objectivity. The following is a summary of the more significant of such policies:

a. Accounting Method

The financial statements are prepared using the accrual method of accounting. The Company has elected a December 31 year-end.

b. Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Management bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances in making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. While actual results could differ from those estimates, management believes that the estimates are reasonable.

c. Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all cash accounts and highly liquid investments with original maturities of three months or less to be cash equivalents. The carrying amount approximates the fair value because of the short maturity of those investments.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

d. Concentration of Credit Risk

The Company maintains its cash in bank deposit accounts which are insured by the Federal Deposit Insurance Corporation (FDIC) up to certain limits. The Company has not experienced any losses in such accounts or lack of access to its cash, and believes it is not exposed to significant risk of loss with respect to cash. However, no assurance can be provided that access to the Company's cash will not be impacted by adverse economic conditions in the financial markets.

At December 31, 2015, the Company had in its bank accounts $139,443 in excess of the $250,000 per depository institution that is federally insured.

e. Revenue Recognition

Transaction fees (deal fees) are recognized as revenue upon completion of the transaction process. Advisory and consulting fees are recognized as the related services are rendered. Nonrefundable retainers are recognized as received. Costs connected with transaction fees are expensed as incurred.

f. Income Taxes

The Company was formed as a limited liability company under the laws of the State of Utah. Accordingly, it is taxed as a partnership. All income and expenses are passed through to the individual members. The members are taxed at the individual level on their pro-rata share of the income and expenses. Therefore, no accrual for U.S. income taxes has been recorded. The Limited Liability Company Act of Utah limits the risk of loss of the individual members.

Generally accepted accounting principles requires management to perform an evaluation of all income tax positions taken or expected to be taken in the course of preparing the Company's income tax returns to determine whether the income tax positions meet a "more likely than not" standard of being sustained under examination by the applicable taxing authorities. This evaluation is required to be performed for all open tax years, as defined by the various statues of limitations, for federal and state purposes.

The Company is required to file federal and state income tax returns. With limited exceptions, the Company is no longer subject to income tax examination for any years earlier than 2011. Management has performed its evaluation of income tax positions taken on all open income tax returns and has determined that there were no positions taken that do not meet the "more likely than not" standard.

From time to time, the Company may be subject to penalties assessed by various taxing authorities, which will be classified as general and administrative expenses if they occur.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

g. Fair Value of Financial Instruments

The Company has adopted the provisions of ASC 820, *Fair Value Measurements and Disclosures* (ASC 820). ASC 820 defines fair value, establishes a framework for measuring fair value, and expands disclosure about fair value measurements. ASC 820 establishes a hierarchy that prioritizes fair value measurements based on the types of inputs used for various valuation techniques.

Considerable judgment is necessary to interpret market data and develop estimated fair value. The use of different assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts. Although management is not aware of any factors that would significantly affect the fair value amounts, such amounts have not been comprehensively revalued for the purpose of these reviewed financial statements since the date and current estimates of fair value may differ significantly from the amounts presented herein.

The carrying amounts reported in the accompanying reviewed financial statements for cash and cash equivalents, inventory, other current assets, accounts payable, and accrued expenses approximate fair values because of the immediate or short-term maturities of these financial instruments. The carrying amounts reported for accounts receivable and related party receivables approximates net realizable value after considering anticipated losses due to potentially uncollectible balances. Estimates of anticipated losses are based on management's analysis of historical losses and changes in customer credit status. The carrying amounts reported for notes payable and convertible notes payable approximate fair values because the instruments bear interest rates and are consistent with other instruments of similar risks and characteristics.

h. Contingencies

Certain conditions may exist as of the date that these reviewed financial statements are issued, which may result in a loss to the Company but which will only be resolved when one or more future events occur or fail to occur. The Company's management and its legal counsel assess such contingent liabilities and such assessment inherently involves an exercise of judgment. In assessing loss contingencies related to legal proceedings that are pending against the Company or unasserted claims that may result in such proceedings, the Company's legal counsel evaluates the perceived merits of any legal proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought therein.

If the assessment of a contingency indicates that it is probable that a material loss has been incurred and the amount of the liability can be estimated, then the estimated liability is accrued in the Company's financial statements. If the assessment indicates that a potentially material loss contingency is not probable, but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss if determinable and material, is disclosed. Loss contingencies considered remote are generally not disclosed unless they involve guarantees, in which case the nature of the guarantee is disclosed.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

i. Recent Accounting Pronouncements

In May 2014, the FASB issued ASU 2014-09, *Revenue From Contracts with Customers (Topic 606)*, to supersede nearly all existing revenue recognition guidance under U.S. GAAP. The core principle of ASU 2014-09 is to recognize revenues when promised goods or services are transferred to customers in an amount that reflects the consideration to which an entity is expected to be entitled for those goods or services. ASU 2014-09 defines a five-step process to achieve this core principle and, in doing so, it is possible more judgment and estimates may be required within the revenue recognition process than required under existing U.S. GAAP, including identifying performance obligations in the contract, estimating the amount of variable consideration to include in the transaction price and allocating the transaction price to each performance obligation. ASU 2014-09 will be effective for the Company's year ending December 30, 2018 using either of two methods: (a) retrospective to each prior reporting period presented with the option to elect certain practical expedients as defined with ASU 2014-09; or (b) retrospective with the cumulative effect of initially applying ASU 2014-09 recognized at the date of initial application and providing certain additional disclosures as defined in ASU 2014-09. The Company has not yet selected a transition method and is currently evaluating the impact of the pending adoption of ASU 2014-09 on its reviewed financial statements.

NOTE 3 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, permitted by the rule, which requires that the Company maintain minimum net capital of $5,000. At December 31, 2015, the Company had net capital of $389,443 which was $384,443 in excess of its required net capital of $5,000.

NOTE 4 - RESERVE REQUIREMENTS

The Company is exempt from the provisions of Rule 15c3-3 (per paragraph K (2) (i)) under the Securities Exchange Act of 1934, as a broker or dealer which carries no customers' accounts and does not otherwise hold fund or securities of customers and therefore makes no computation for determination of reserve requirements pursuant to the rule.

NOTE 5 - SIPC SUPPLEMENTARY REPORT

The Company is not required to complete the SIPC Supplementary Report under SEC Rule 17a-5(e)(4) for the year ended December 31, 2015 because the Company's SIPC Net Operating Revenues are under $500,000.

NOTE 6 - SUBSEQUENT EVENTS

The Company has evaluated subsequent events through February 9, 2016, the date which the financial statements were available to be issued, and noted no material subsequent events that would require disclosure in these financial statements as of December 31, 2015.

WindRiver Capital LLC

Computation of Net Capital Requirements Pursuant To Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2015

COMPUTATION OF NET CAPITAL	
Total ownership equity from statement of financial condition	$ 389,443
Non-allowable assets	-
NET CAPITAL	389,443
COMPUTATION OF NET CAPITAL REQUIREMENTS	
Minimum net aggregate indebtedness - 6-2/3% of net aggregate indebtedness	-
Minimum dollar net capital required	5,000
Net Capital required (greater of above amounts)	5,000
EXCESS CAPITAL	384,443
Excess net capital at 1000% (net capital less 10% of aggregate indebtedness)	384,443
COMPUTATION OF AGGREGATE INDEBTEDNESS	
Total liabilities net of deferred income taxes payable and deferred income	-
Percentage of aggregate indebtedness to net capital	0%

The following is a reconciliation of the above net capital computation with the Company's corresponding unaudited computation pursuant to Rule 179-5(d)(4):

NET CAPITAL PER COMPANY'S COMPUTATION	389,443
Audit Adjustments	-
NET CAPITAL PER AUDIT REPORT	$ 389,443

WindRiver Capital LLC
Schedule II – Computation for Determination of Reserve
Requirements Pursuant to Rule 15c3-3
As of December 31, 2015

A computation of reserve requirement is not applicable to WindRiver Capital, LLC as the Company qualifies for exemption under Rule 15c3-3 (k) (2) (i).

WindRiver Capital LLC
Schedule III – Information relating to Possession or Control
Requirements under Rule 15c3-3
As of December 31, 2015

Information relating to possession or control requirements is not applicable to WindRiver Capital, LLC as the Company qualifies for exemption under Rule 15c3-3 (k) (2) (i).